EXHIBIT 99.7

[ZipRealty logo]

Dear ZipRealty Sales Associates:

Today is a big day for ZipRealty. As you have likely heard, ZipRealty has entered into a definitive agreement to be acquired by Realogy Holdings Corp. (NYSE: RLGY). Realogy is a global leader in residential real estate franchising with company-owned real estate brokerage services operated by NRT LLC.

Once the transaction closes, which is expected to be in the third quarter of this year, ZipRealty’s owned and operated brokerage will be unified with existing Coldwell Banker offices in 17 U.S. markets where NRT operates Coldwell Banker-branded companies. In six of our districts where NRT does not currently operate a company-owned Coldwell Banker brokerage, including Seattle, Portland, Las Vegas, Austin, Houston and Richmond, NRT will continue to operate our local brokerage as ZipRealty. In all of these areas, you will continue to enjoy the full benefit of ZipRealty’s digital marketing, customer lead flow and technology platform, while also taking advantage of the extensive resources and local support that NRT offers to help you to continue to build your business.

Meanwhile, ZipRealty will continue to operate from our Emeryville location. ZipRealty’s product development and marketing teams will continue to focus on advancing our technological and marketing capabilities to serve you and your customers – as well as many of the 170,000 sales associates in Realogy’s brokerage and franchise operations in the United States.

Naturally, you will have many questions, and we are committed to keeping you informed in the days and weeks ahead. In the near term, each District Broker will play a key role in keeping you updated. We are working with Realogy to ensure a smooth transition for you as well as our employees and the consumers who rely on all of us.

I want to thank everyone who has worked so thoughtfully and with such great dedication and commitment to build ZipRealty into the company it is today. You should be extremely proud of the accomplishments and impact you’ve had as a team and as a company. Looking forward, I have confidence that, together with Realogy’s support, we will continue to advance ZipRealty’s legacy and our future will be bright.

Truly,

Lanny Baker

President and Chief Executive Officer

ZipRealty, Inc.